August 23, 2018

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	LunaTrust LLC
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted July 30, 2018
CIK No. 0001741687

Ladies and Gentlemen:

This letter sets forth the responses of LunaTrust LLC, a Delaware limited liability company (the “Company,” “LunaTrust” or “we”), to certain of the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 16, 2018 (the “Comment Letter”) concerning the Company’s draft offering statement, as amended, on Form 1-A (the “Offering Statement”). As discussed with the Staff via telephone on August 20, 2018, we are providing written responses to comments 2, 3 and 4 of the Comment Letter. We will amend and re-submit the Offering Statement, and provide a full response to the Comment Letter, at a later date.

Draft Form 1-A submitted July 30, 2018

2. We note your added disclosure in the last paragraph on page 41 that you intend to revise the number of shares to be issued for types of Member Data from time to time based on bona fide sales or your updated determination of the fair value of such types of Member Data. Please revise your disclosure to be consistent with Rule 251(d)(3)(ii) of Regulation A which provides that you must offer the securities at a fixed price for the duration of the offering.

Response: Rule 251(d)(3)(ii) prohibits “at the market offerings” under Regulation A and defines the term “at the market offering” to mean an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price. The offer described in the Offering Statement does not satisfy this definition of an at the market offering because it is not made into an existing trading market. The shares are non-transferable, except as required by law, and there will not be any public trading market for the shares. This is disclosed on pages 5, 13 and 16 in the Offering Statement.

3. It appears from your disclosure on page 41 that you established the value for some of the Member Data categories by reference to sales of genomic information. Please identify which Member Data items you are valuing on the basis of an “accepted standard” and which you are valuing by reference to “bona fide sales within a reasonable time.” For valuations based on bona fide sales, provide us with your analysis of why those sales are comparable to the acquisitions of Member Data contemplated by your disclosure. Include in your analysis how the price consumers pay to acquire their own ancestry data, as described in your first analysis on page 41, related to your valuation methodology. Please also provide us with your analysis of how you considered other acquisitions of genomic or related personal data in determining bona fide sales for purposes of your valuations.

Response: We have not valued any Member Data based on bona fide sales within a reasonable time as we are unaware of any bona fide sales of the limited and revocable rights for any of the Member Data types indicated on the cover page of our Offering Statement that we will acquire from an undifferentiated (i.e., self-selected) population. We will revise the first sentence on page 41 of the Offering Statement to clarify that the fair value has been determined by an accepted standard due to the absence of bona fide sales of Member Data within a reasonable time.

The price that consumers pay to acquire their own ancestry data and/or health information from a direct to consumer genomics provider does not reflect a bona fide transaction in the limited and revocable rights that we will acquire for the DNA Genome-Wide Microarray or any other Member Data type. Today, consumers pay direct to consumer genomics providers a fee primarily for trait, genealogy and health analyses performed by such providers and only secondarily for their permanent access to the underlying genotype file, which many consumers do not access at all. Consumers also provide data rights to the direct to consumer genomics provider as part of the provider’s terms of service. If a consumer elects to download his or her genotype file, he or she may share that file with an unlimited number of other data repositories in addition to having shared it with the initial provider. The difference between the information and rights consumers receive from a direct to consumer genomics provider and the limited and revocable rights to the genotype file they will provide to us in exchange for shares is estimated in the analysis described in the second paragraph on page 41. See also our response to the Staff’s comment 4, below.

4. You indicate that you are not aware of any bona fide sales for the types of Member Data you intend to acquire. In the absence of such bona fide sales, please clarify how you determined that the valuation methodology you intend to use is an “accepted standard” for purposes of Note to Paragraph (A) of Rule 251. As part of your analysis, please specifically address whether the disclosed methodology has been recognized as an accepted standard or used by third parties to value genomic or similar data.

Response: None of Paragraph (A) of Rule 251, the proposing release for Regulation A amendments (Release No. 33-9497) or the adopting release for these amendments (Release No. 33-9741) define or clarify the meaning of an “accepted standard” for purposes of valuing non-cash consideration. We note that very similar language is used in Rule 419(g) (discussed further below), Rule 501(c) of Regulation D and Rule 701(c)(3)(i), the latter two of which contemplate non-cash consideration for offering limits in the exemption. The term “accepted standard” is not further defined in these exemptions or in their respective proposing or adopting releases. 1

[1]	See Release Nos. 33-6389 (1982) (adopting Regulation D with the “accepted standard” language), 33-6339 (1981) (proposing Regulation D with the “accepted standard” language), 33-6768 (1988) (adopting Rule 701 with the “accepted standard” language and no explanation) and 33-6683 (1987) (proposing Rule 701 but not including the “accepted standard” language). Release No. 33-6339, which proposed Regulation D, based the definition of “aggregate offering price” on Rule 242(c). See id., § V. B.3. Rule 242(c) was modeled on similar language in then Rule 254(c) of Regulation A. See Release No. 33-6180 (1980).Rule 254(c) was adopted in SEC Release No. 33-3663.

Rule 419 concerning blank check companies states in Note 2: “If all or part of the consideration paid consists of securities or other non-cash consideration, the fair value shall be determined by an accepted standard, such as bona fide sales of the assets or similar assets made within a reasonable time, forecasts of expected cash flows, independent appraisals, etc. Such valuation must be reasonable at the time made.” Accordingly, we believe the term “accepted standard” should be understood to include, but not be limited to, reasonable forecasts of expected cash flows or reasonable independent appraisals.

We further note the Staff’s no-action letter to Clark Tank Lines (Sept. 22, 1984). The requesting issuer proposed to issue stock to an Employee Stock Ownership Plan (ESOP) in reliance on Rule 504 of Regulation D in exchange for wage concessions from its employees. The issuer represented that the wage concessions were being made for the stock but also (and primarily) for job security, and that both the amount of wage concessions (i.e., the aggregate number of hours employees receiving stock through the ESOP would work during the 5-year term of the plan) and the associated job security (i.e., how much of the wage concession was simply due to employees’ desire for the issuer to survive a major downturn) were impossible to value. The issuer proposed to value the consideration received by the value of the shares to be issued to the ESOP, with the shares valued through an independent appraisal performed in accordance with Revenue Ruling 59-60. The Chief Counsel of the Division of Corporation Finance concurred that the issuer could rely on Rule 504 using that calculation methodology in that case subject to various stated conditions.

We believe the additional language in Rule 419, the Clark Tank Lines letter and other Staff analyses2 demonstrate that an accepted standard for valuing non-cash consideration is one supported by rational analysis of the attributes of the particular non-cash consideration and based on standards that are recognized for more general situations. This definition would preclude unilateral and unsupported declarations of value, such as a nominal price stated in transaction documents.3

We believe this authority further stands for the proposition that the requirement for an accepted standard does not preclude reliance on a dollar limited offering exemption simply because the fair value of the non-cash consideration is difficult to ascertain.

[2]	See, e.g., No Action Letter issued to Northwest Medical Resources, Inc. (May 10, 1976) (issuer allowed to use book value of shares as an “accepted standard” in Regulation A context where no trading history existed and the shares were being issued in a “pooling of interests” merger); Comment letter issued to RX Healthcare Systems Ltd. (Feb. 27, 2015) (issuer’s responsive disclosure to the Staff’s comment 62 was: “The aggregate value of non-cash consideration will be established by bona fide sales of that consideration made within a reasonable time, or, without sales, on the fair value or reasonable value as determined by the board of directors as a prudent purchaser.” (emphasis supplied)).
[3]	See Accounting & Valuation Guide for the Valuation of Privately-Held-Company Equity Securities Issued as Compensation prepared by the Equity Securities Task Force of the AICPA ¶ 8.03(d) (“It is important to carefully consider the rights and preferences of each class of equity when estimating the aggregate fair value implied by the transaction. In these cases, one approach would be to perform a specific valuation of the securities issued or the noncash consideration received. It would not be reasonable to rely solely on the nominal price specified in the documents.”)

Turning to our calculation of the value of the specified types of genomic Member Data, we relied upon the following authoritative guidance related to business and equity security valuation as our accepted standard:

1. Accounting & Valuation Guide for the Valuation of Privately-Held-Company Equity Securities Issued as Compensation prepared by the Equity Securities Task Force of the AICPA (AICPA Accounting & Valuation Guide);

2. Statements on Standards for Valuation Services No. 1, issued June 2007 by the American Institute of Certified Public Accountants (SSVS No. 1); and

3. 2018-2019 Uniform Standards of Professional Appraisal Practice (USPAP) issued by the Appraisal Foundation.

Each of these publications is consistent in the recognition of three primary methods to determine fair value, namely, market approach, income approach, and the asset (or cost) approach, and apply consistent (although not identical) definitions to each method. The AICPA Accounting & Valuation Guide and SSVS No. 1 apply specifically to the valuation standards and methodologies used within the context of financial reporting activities. We relied primarily on the AICPA Accounting & Valuation Guide in developing our analysis and in referencing the definitions of each valuation method.

According to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) glossary, the market approach is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets, liabilities, or a group of assets and liabilities, such as a business. The market approach bases the value measurement on what other similar enterprises or comparable transactions indicate the value to be. Under this approach, the valuation specialist examines investments by unrelated parties in comparable equity securities (or assets) of the subject enterprise or examines transactions in comparable equity securities (or assets) of comparable enterprises. Financial and nonfinancial metrics may be used in conjunction with the market approach to estimate the fair value of the privately issued securities of the subject enterprise.

According to the FASB ASC glossary, the income approach is defined as “valuation techniques that convert future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount.” The fair value measurement is estimated on the basis of the value indicated by current market expectations about those future amounts. The income approach obtains its conceptual support from its basic assumption that value emanates from expectations of future income and cash flows.

The FASB ASC glossary defines the asset (or cost) approach as a general way of determining a value indication of an individual asset by quantifying the amount of money required to replace the future service capability of that asset. An asset’s value today is what it would cost today to acquire a substitute asset of equivalent utility. In applying the cost approach, replacement cost often serves as a starting point, and then, adjustments are made for depreciation and other factors.

We performed an analysis using three independent valuation methodologies under the market approach and income approach to determine the fair value of the Member Data types to be received in exchange for our shares. We deemed the asset approach not applicable to our analysis because it is not practical to replace or recreate the limited, revocable license to the diverse Member Data types. Our analysis was performed in a manner consistent with the literature referenced above, and, as such, we believe our analysis and value conclusions reflect the application of an accepted standard for purposes of Rule 251.

More specifically, the valuation methods first estimate the fair value of a single Genotype file, also known as a DNA Genome-Wide Microarray (GT file), based on observable, third-party market transaction data for the most directly comparable assets we could identify. Other genomic contributions were then valued in relation to the fair value of a GT file.

Our first analysis consisted of a genotype contribution valuation. This analysis is a market approach based on market participant data, specifically the price that individuals pay to established genotype testing services for both trait, genealogy and health analyses and the right to access the underlying GT file (which right, as we noted in our response to the Staff’s comment 3, is often not exercised). We observed a typical market-based price for obtaining this suite of services and then subtracted the estimated value of the trait, genealogy and health report to obtain a residual value calculation for the right to access the GT file. We then divided the value of this right by the mean number of entities with which we project an individual would share (license) his or her GT file to determine the fair value of the GT file per licensee.

Our second analysis consisted of an electronic health record (EHR) valuation that was used to impute the value of a GT file. This analysis is also a market approach based on market participant data – specifically, the observable price of a de-identified EHR, which we observed in publicly available listings to be a range between $7 and $50. We note that in some cases, the observed prices were for data that appeared to have been unlawfully obtained. We were not able to obtain information on the content or comprehensiveness of the EHRs that were indicated to be for sale. In our analysis, we assumed a mid-price of $20 per EHR, and we then estimated that a mid-priced EHR record would contain 30% of the total information we would be able to obtain from a highly engaged member of our community. That is, we assumed that an individual who elects to provide an EHR to us will be more engaged with our community and likely also to provide multiple other data contributions in exchange for shares, such as various types of genomic data, wearable data and surveys. This analysis implies a value of $67 ($20/30%) for all data we would obtain from a single more engaged individual providing an EHR to us, including other data provided by the same individual. We estimate that the GT file for such an individual would represent 5% of the total value of all contributions by such individual, thereby implying a value of the GT file of $3.33 as indicated in the Offering Statement.

Our third analysis consisted of a terminal value analysis based on the value per record observed from two significant market transactions involving the acquisition of large volumes of patient medical data (described below under the heading “Transactional analyses”). These transactions are summarized below. We prepared a discounted cash flow (net present value or NPV) analysis under the income approach using reasonable estimates of the number of data files we anticipate collecting and the average acquisition cost observed via those two market transactions to arrive at an NPV per patient record. We then adjusted the NPV per patient record by the estimated percentage of the contribution of the GT file to the total value of the member record to determine the fair value of the GT information. The terminal value analysis also provides a reasonableness test with respect to the other two valuation methods in that it relates the fair value per GT file to the anticipated future value of the Company via anticipated cash flows.

After using the market approach and income approach to determine the fair value of the GT file, we determined the fair value of other data types by analyzing the respective values of contributions of those data types compared to a GT file or other closely related data type. We believe this approach is consistent with the accepted standard we used to value the GT file. The valuation standards and methodologies we reference above mandate that in the absence of a bona fide transaction involving the subject asset or security, the fundamental valuation approaches – market, income and asset – should be used to develop estimates of value predicated on adjustments to observable third-party datapoints and relative value concepts.  Examples of this application of the accepted standard to other situations include, but are not limited to, intercompany transfer pricing analyses where the value of goods and services exchanged between related parties is determined based on qualitative and quantitative adjustments to market-based datapoints (e.g., a cost-plus or comparable profits analysis); stock-for-stock transactions involving privately held companies (e.g., a 3:2 exchange ratio where the relative value of each firm is determined); and using quantitative and qualitative adjustments to determine the value of a security relative to one that has been priced in the market (e.g., determining the fair value of common stock at a percentage of the value of recently transacted preferred stock after applying appropriate adjustments).

Transactional analyses

The two significant market transactions that were analyzed in the third analysis above were Genentech Inc.’s (Genentech) partnership with 23andMe, Inc. (23andMe) announced in January 2015 (Genentech/23andMe transaction) and Roche’s acquisition of EHR software firm Flatiron Health announced in February 2018 (Roche/Flatiron transaction). Publicly announced details of these two transactions, plus two others that were not included in our terminal value analysis, are summarized below.

In reviewing these analyses, it is critical to understand that the value of de-identified medical data, including all of the Member Data types indicated on the cover page of our Offering Statement, is heavily dependent on what is known about the patient that provided that data. We are offering the same number of shares per Member Data type to any person who voluntarily chooses to submit that data type, regardless of what we already know about that person. We therefore refer to our population as “self-selected,” which in the marketplace is the equivalent of a random population. As noted in the summaries below, the transaction precedents we have identified involve data from persons with pre-identified traits, which, because of the nature of those pre-identified traits, make the data substantially more valuable. As a general rule, the value of data with a preidentified, sought after trait compared to data from a random population is:

Value (preidentified trait) =	value (random sample)
percent of preidentified trait in random population

The application of this formula is illustrated below in the first summary below.

Genentech/23andMe transaction

Genentech and 23andMe announced a partnership in January 2015 to recruit 3,000 individuals who suffered from Parkinson’s disease (or their first-relative) for clinical trials. The incidence of Parkinson’s disease in the general population is approximately 0.013%, or 13 individuals for every random sample of 100,000 individuals. 23andMe publicly reported having approximately 800,000 unique genotypes in 2015. Through 23andMe’s involvement with the Michael J Fox Foundation, 23andMe had over 12,000 diagnosed Parkinson’s disease patients and 1,300 family members in its database, including detailed medical histories. Because of this relationship, the number of diagnosed Parkinson’s patients in 23andMe’s database was substantially higher than would have occurred in a self-selected population of 800,000 unique individuals, which would be predicted at approximately 100 individuals. Genentech paid 23andMe $10,000,000 at announcement and agreed to pay up to an additional $50,000,000 subject to milestones. The milestones were not disclosed. The collaboration is apparently ongoing. For purposes of the third analysis described above, we imputed a cost per million random individual records that would equate to the $5,000 cost per identified Parkinson’s record implied by the maximum $60,000,000 price over 12,000 available patient records, resulting in an imputed maximum transaction price over the available data of $0.65 per available individual data set.

Although we used this transaction and the implied price per data set in our third analysis involving terminal value of a business model that uses health data, we do not believe it is useful as an indicator of the value of an average (i.e., self-selected) member’s GT file. First, the disclosed transaction price was between $10,000,000 and $60,000,000 depending on milestones that were not publicly available, and the imputed transaction price per available record could therefore range from $0.11 to $0.65. Second, the population was pre-identified as having Parkinson’s disease (or a close relative of a person with Parkinson’s disease). We or anyone else with only self-selected participants would need a database of over 92 million unique individuals to obtain a sample size of 12,000 individuals with Parkinson’s disease.4 Third, even if we somehow had a sufficient population of Parkinson’s disease members, we would have only the data those members voluntarily contributed. By contrast, 23andMe stores biobank samples their customers submitted for testing, and those samples are available to 23andMe for further sequencing and analysis at any time. Accordingly, the implied range of imputed transaction price per available record does not tie to the more limited genomic information in a GT file. The cost of fully sequencing the biobank samples for the 12,000 individuals (or 15,000, including family members) would be substantial (perhaps $20,000,000 or more), and may have been taken into account in either or both the consideration to be paid or the milestones. Finally, and most importantly, the disclosed purpose of the partnership was to identify participants for clinical trials. Our members will not be consenting to participate in clinical trials as part of their consideration for the shares, and accordingly, the milestone-based pricing of a transaction with the stated purpose of producing participants for clinical trials has limited relevance to the value of our members’ GT files.5 Put another way, we are not receiving from our members the primary value that Genentech appears to have been seeking in the Genentech/23andMe transaction, and which value was presumably incorporated into both the initial price, the maximum price and the milestones.

Roche/Flatiron transaction

The Roche Group (Roche) and Flatiron Health, Inc. (Flatiron Health) announced in February 2018 that Roche would acquire all shares of Flatiron Health for $1.9 billion. The transaction completed in April 2018. Flatiron Health is a healthcare technology and services company focused on accelerating cancer research and improving patient care. As of the announcement date, Flatiron Health disclosed partnerships with over 265 community cancer clinics, six major academic research centers and 14 out of the top 15 therapeutic oncology companies. Flatiron Health’s website claims 2,000,000 active patient records. We presumed these records to be of cancer patients given Flatiron Health’s mission and business.

Cancer has a 4.4% incidence in a general population. For purposes of the third analysis described above, we imputed a cost per million random individual records that would equate to the $950 cost per identified cancer patient record implied by the $1.9 billion purchase price over 2,000,000 available patient records, resulting in an imputed maximum transaction price over the available data of $42.25 per available individual data set. Although we used this transaction and the implied price per data set in third analysis involving discounted cash flow for a business model that uses health data, we do not believe it is useful as an indicator of the value of our member’s GT file.

Flatiron Health was purchased as an operating business and post-transaction is maintained as a separate legal entity. Roche’s disclosed rationale for the purchase was to “provide the technology and data analytics infrastructure needed not only for Roche, but for oncology research and development efforts across the entire industry.” In other words, this a purchase of a business and not a purchase of data, and the ongoing business purchased will provide Roche a flow of additional phenotypic data contributions for the existing patient base and continual access to new patient data. We found no indication that the purchase price related to the value of an individual GT file, or even that individual GT files are normally included in the available patient data. Accordingly, we do not believe that the implied price per available data record bears any relationship to the market value of an individual GT file, except to the extent used in the company terminal value analysis for our third methodology described above.

Pfizer/23andMe

Pfizer, Inc. (Pfizer) and 23andMe announced a collaboration in 2014 to recruit up to 10,000 individuals suffering from Inflammatory Bowel Disease (IBD) in a research initiative designed to explore the genetic factors associated with the onset, progression, severity and response to treatments for BID. Pfizer and 23andMe announced a further collaboration in 2015 for a longitudinal study involving lupus, which entailed enrolling and genotyping 5,000 people suffering from lupus. The announcement indicated that the collaboration would include the integration of medical records, targeted bio-sampling along with genetic information for all participants. Financial terms were not disclosed for either collaboration. Accordingly, we were unable to consider this transaction in our valuation analysis. We note that if we had available financial terms, similar factors that limit the comparability of the Genentech/23andMe transaction to our offer of shares would apply to these collaborations.

deCode/Amgen

deCode Genetics, Inc. (deCode) has a complicated history. deCode was founded in 1996, raised $199 million in its initial public offering in 2000, and filed for bankruptcy in 2009. Arch Venture Partners acquired deCode out of bankruptcy for $14,000,000 and further invested an undisclosed sum into the purchased assets. Amgen, Inc. (Amgen) acquired deCode for $415,000,000 in 2012, and then spun-out NextCode Health which was acquired by WuXi PharmaTech, Inc. for $65,000,000 in 2015. The acquisition of deCode gave Amgen genomic information, biobank specimens and medical histories of 160,000 individuals, representing over half of the adult population of Iceland. The population of Iceland is known as a “founder population,” meaning the genetic diversity is limited compared to a randomly sampled human population. The combination of genomic and family medical history from a founder population is significantly more valuable than genomic information from the self-selected population from which we will solicit our members because far fewer persons are needed from a founder population to identify statistically significant correlations between genomic information and observed medical traits (such as the occurrence of a particular disease). Moreover, the subject data derived from an Icelandic governmental study that was unique and is likely impossible to replicate. Finally, the data obtained was exclusive to Amgen and could be used by Amgen in perpetuity. Because of the unique nature of the population and data acquired, and the substantial difference in rights acquired, including the exclusivity and scarcity of the data, we did not consider this transaction in our analyses.

* * * *

4 We estimate the maximum number of individuals we could add as members through this offering would be 1.4 to 1.6 million members.

5 We note also that the Company will not earn any revenue should one of our members agree both to be identified to a customer that purchases a query of our Database and to participate in a clinical trial. Pursuant to our purchaser consent, our members will agree that we may contact them from time to time regarding opportunities for them to participate in targeted research. We will notify our members of the terms of participation, including any compensation offered by the sponsor of the study. Participation in targeted research will be completely voluntary.

If you have any further comments and/or questions, please contact me or John Tishler, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8943.

Very truly yours,

/s/ Robert Kain
Robert Kain
Chief Executive Officer

cc:	John Tishler, Esq., Sheppard, Mullin, Richter & Hampton LLP